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SEC**U**   **II**SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32283

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2011___ AND ENDING ___12/31/2011___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICON Securities Corp.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Park Avenue, 36th Floor
_____
(No. and Street)

New York   NY   10016
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jason Ng, VP - Regulatory Compliance Officer   (212) 418-4734
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
_____
(Name – *if individual, state last, first, middle name*)

5 Times Square   New York   NY   10036
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____Douglas S. Crossman_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ICON Securities Corp._____ , as of _____December 31_____ , 20 _11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

PETER JOSEPH RUFFINI
Notary Public, State of New York
No. 02RU6177961
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires Nov. 19, 2015

_____
Notary Public

_____
Signature

Douglas S. Crossman, President
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Year Ended December 31, 2011
With Report and Supplementary Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

三Ⅱ ERNST & YOUNG

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)

Financial Statements
and Supplemental Information

Year Ended December 31, 2011

Contents

Ξ!J ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors
ICON Securities Corp.

We have audited the accompanying statement of financial condition of ICON Securities Corp. (the "Company") as of December 31, 2011, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICON Securities Corp. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the



≡II ERNST & YOUNG

financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 27, 2012

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)

Statement of Financial Condition

December 31, 2011

Assets

Cash	$	245,155
Due from affiliates		15,501
Prepaid expenses		37,780
Total assets	$	298,436

Liabilities and stockholder's equity

Due to ICON Capital Corp.	$	11,967
Accrued expenses		116,554
Total liabilities		128,521
Stockholder's equity:		
Common stock; no par value; $1 stated value; 200 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		7,647,000
Accumulated deficit		(7,477,185)
Total stockholder's equity		169,915
Total liabilities and stockholder's equity	$	298,436

See accompanying notes to financial statements.

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)

Statement of Income (Loss)

Year Ended December 31, 2011

Revenue:		
Underwriting and other fees	$	3,093,735
Expenses:		
Selling, general and administrative		7,080,716
Depreciation		1,937
Regulatory fees		49,778
Total expenses		7,132,431
Loss before income tax		(4,038,696)
Income tax benefit		127,603
Net loss	$	(3,911,093)

See accompanying notes to financial statements.

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2011

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, December 31, 2010	100	$ 100	$ 3,768,000	$ (3,566,092)	$ 202,008
Capital contribution from ICON Capital Corp.	—	—	3,879,000	—	3,879,000
Net loss	—	—	—	(3,911,093)	(3,911,093)
Balance, December 31, 2011	100	$ 100	$ 7,647,000	$ (7,477,185)	$ 169,915

See accompanying notes to financial statements.

5

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)

Statement of Cash Flows

Year Ended December 31, 2011

Cash flows from operating activities

Net loss	$ (3,911,093)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,937
Changes in operating assets and liabilities:	
Due from affiliate	1,025
Prepaid expenses	(5,258)
Due to ICON Capital Corp.	(34,169)
Accrued expenses	106,804
Net cash used in operating activities	(3,840,754)

Cash flows from financing activities

Capital contribution from ICON Capital Corp.	3,879,000
Cash provided by financing activities	3,879,000
Net increase in cash	38,246
Cash, beginning of the year	206,909
Cash, end of the year	$ 245,155

See accompanying notes to financial statements.

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)

Notes to Financial Statements

December 31, 2011

1. Organization

ICON Securities Corp., or the Company, is a Delaware corporation and is a wholly-owned subsidiary of ICON Capital Corp., or Capital. The Company is a registered broker-dealer, a member of the Financial Industry Regulatory Authority, Inc., or FINRA, and is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission, or the SEC, since the Company does not take custody of any customer funds or securities. The Company's primary business activity is to underwrite and manage the sale of equity interests in alternative investments.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or US GAAP. The management of the Company has evaluated all subsequent events through February 27, 2012, the date the financial statements were issued.

Cash

The Company's cash is held at one financial institution and at times may exceed insured limits. The Company periodically evaluates the credit-worthiness of this institution and has not experienced any losses on such deposits.

Equipment at Cost

Equipment is stated at cost less accumulated depreciation and primarily includes purchased computer equipment and software. Depreciation is computed using the straight line method over the estimated useful lives of the assets. Estimated useful lives are generally three years. Normal maintenance and repair costs, which do not extend the useful lives of the computer equipment, are expensed as incurred while renewal, betterments and major repairs that materially extend the useful lives of the assets are capitalized. At December 31, 2011, the Company had fully depreciated all equipment.

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company receives underwriting fees in connection with underwriting the offering of alternative investments. During the year ended December 31, 2011, underwriting fees were earned from the sale of interests of ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P., ICON ECI Fund Fifteen, L.P. and ICON ECI Partners L.P., each, a Fund, or collectively, the Funds. The amount of underwriting fees, typically 2% to 3% of the gross proceeds of sales of the equity interests of the Funds, is determined in accordance with the Funds' respective limited partnership or limited liability company agreements. Revenue is recognized when an investor's subscription agreement is accepted by a Fund.

On November 12, 2010, the Company entered into a wholesaling agreement with Lightstone Securities LLC to sell shares of common stock of Lightstone Value Plus Real Estate Investment Trust II, Inc., or the Lightstone REIT. In connection with the wholesaling agreement, the Company was entitled to receive a distribution fee equal to 3% of the purchase price of the shares of Lightstone REIT sold by the Company's approved selling broker-dealers. On July 8, 2011, the Company terminated the wholesaling agreement and became the exclusive Dealer-Manager of the Lightstone REIT's offering. As Dealer-Manager, the Company receives a fee equal to 3% of the purchase price of the shares of the Lightstone REIT sold by the Company through approved selling broker-dealers or registered investment advisers. Revenue is recognized when an investor's subscription is accepted. During the year ended December 31, 2011, the Company received fees in the amount of $261,110 in connection with its wholesaling and Dealer-Manager arrangements for the Lightstone REIT.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)

Notes to Financial Statements (continued)

3. Expense Sharing with Related Parties

During the year ended December 31, 2011, 100% of the Company's expenses, other than certain regulatory fees paid directly by the Company and depreciation expense, were paid or incurred by Capital and allocated to the Company in accordance with the terms of an expense sharing agreement entered into by the Company and Capital. Pursuant to the expense sharing agreement, Capital pays or incurs 100% of the Company's expenses and then allocates to the Company, in accordance with the terms and conditions of the expense sharing agreement, all or a portion (depending upon whether such expenses are shared expenses or solely expenses of the Company) of such expenses, including, but not limited to, rent, salaries, commissions, employee benefits and other reasonable business expenses incurred by or on behalf of the Company in connection with the operation of its sales and management activities. Allocated expenses are recorded in "Selling, general and administrative" on the accompanying Statement of Income (Loss). At December 31, 2011, amounts due to Capital represent expenses incurred by, but not yet reimbursed to, Capital.

Capital increased its investment in the Company by $3,879,000 through contributions made at various times during the year ended December 31, 2011. The increase was made through direct cash contributions by Capital.

4. Income Taxes

The Company's ultimate parent, Warrenton Capital Corp., elected to be treated as a Subchapter S corporation. Accordingly, the Company elected to be treated as a Qualified Subchapter S subsidiary effective April 1, 2008. As a result, there is no federal income tax payable at the corporate level. For State tax purposes, most jurisdictions accept the federal Subchapter S election. Certain jurisdictions, however, do not recognize the Subchapter S election and local income tax has been recorded for these jurisdictions.

5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, or the Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Under the Net Capital Rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and may be prohibited from expanding its business if the ratio exceeds 10 to 1.

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)

Notes to Financial Statements (continued)

5. Net Capital Requirements (continued)

At December 31, 2011, the Company's ratio of aggregate indebtedness to net capital was 1.10 to 1. At December 31, 2011, the Company had net capital of $116,634, which was $108,066 in excess of its required minimum net capital of $8,568.

Advances to affiliates and other equity withdrawals, including dividends, are subject to certain notification and other provisions of the Net Capital Rule and other regulatory rules. The SEC may restrict for a period of up to twenty business days any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal, when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period, exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

Supplemental Information

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)

Computation of Net Capital and Aggregate Indebtedness Required by Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2011

Net capital

Total stockholder's equity	$	169,915
Less nonallowable assets:		
Due from affiliate		15,501
Prepaid expenses		37,780
Net capital	$	116,634
Minimum net capital requirement		
(6 2/3% of aggregate indebtedness)	$	8,568
Minimum dollar net capital requirement	$	5,000
Net Capital requirement (greater of above amounts)	$	8,568
Excess net capital	$	108,066
Excess net capital at 1,000%		
(net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker or dealer)	$	103,782

Aggregate indebtedness

Total aggregate indebtedness from statement of financial condition	$	128,521
Ratio of aggregate indebtedness to net capital		1.10

There are no material differences in the amounts presented above and the amounts included in the Company's unaudited FOCUS Report as of December 31, 2011.

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)

Statement Regarding SEC Rule 15c3-3

As of December 31, 2011

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Supplementary Report of Independent Registered Public Accounting Firm



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Supplementary Report of Independent Registered Public Accounting Firm
on Internal Control Required by SEC Rule 17a-5(g)(1)

The Stockholder and Board of Directors
ICON Securities Corp.

In planning and performing our audit of the financial statements of ICON Securities Corp. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial



statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2012

ERNST & YOUNG LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

≡ ERNST & YOUNG

Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures

To the Board of Directors and Management of ICON Securities Corp.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of ICON Securities Corp., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating ICON Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011. The Company's management is responsible for ICON Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries supported by cancelled checks.

   No exceptions were noted.

2. Compared the amounts reported on the audited Form X-17A-5 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011.

   No exceptions were noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   No such adjustments were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   No exceptions were noted.

Ξ⫿ ERNST & YOUNG

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

No exceptions were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2012

Ernst & Young LLP

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